Filed pursuant to Rule 425

of the Securities Act of 1933, as amended

Filing by: Horizon Pharma public limited company

Subject Company: Depomed, Inc.

SEC File No. of Depomed, Inc.: 001-13111

This Rule 425 filing consists of the following letter sent to Depomed, Inc. (“Depomed”) shareholders by Horizon Pharma plc (“Horizon Pharma”) that contains information regarding the proposed acquisition of Depomed by Horizon Pharma:

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November 17, 2015

Dear Depomed Shareholder,

As the date for final submission of proxy cards related to the Removal and Bylaw Amendments as well as the Election Special Meetings (the “Meetings”) nears, we wish to remind you of the reason why Horizon Pharma plc (“Horizon Pharma”) strongly believes you should be supporting the calling of the Meetings. As is detailed in Horizon Pharma’s press release of July 21, 2015, Horizon Pharma communicated it was prepared to pay an approximate 60 percent premium to the unaffected stock price of Depomed Inc. (“Depomed”) in an all-stock acquisition of Depomed. In addition, Horizon Pharma reiterated its willingness to do so again on August 13, 2015 and stated it was willing to consider exploring the possibility of discussing the value and the form of the total aggregate consideration it would be willing to pay to acquire Depomed if Depomed would enter into consensual negotiations with Horizon Pharma.

Since initiating the process of attempting to acquire Depomed in 2015, Horizon Pharma and its advisors have made more than 20 separate attempts to initiate discussions with Depomed and its advisors, yet not once have Depomed or its advisors agreed to engage in any meaningful discussions or negotiations. It is Horizon Pharma’s position that Depomed’s board of directors and management team have ignored the best interests of its shareholders and focused on entrenchment rather than truly exploring the merits of a combination of our two companies. Horizon Pharma believes the shareholders of Depomed deserve better and should send a strong message rejecting this entrenching behavior and the lack of respect for the rights of the Depomed shareholders by submitting the White and Blue proxy cards in support of calling for the Meetings. Our view that shareholders should have their say is shared by the principal proxy advisors, ISS Corporate Solutions, Inc., Glass, Lewis & Co., LLC and Proxy Mosaic, LLC, each having published written opinions supporting the proposals to call the Meetings.

You should not confuse support for calling of the Meetings and stopping the entrenching and self-serving actions of the Depomed board and management with your views on the terms of the exchange offer. We fully acknowledge much has occurred in the public equity markets and with the trading values of DEPO and HZNP since the dates we made our proposals to acquire Depomed and filed our exchange offer. Given the recent turbulence in the pharma sector and the fact that we cannot proceed with our exchange offer until the poison pill adopted by Depomed is eliminated, we have elected not to amend the exchange offer until it becomes actionable, in connection with the Meetings. Once the Meetings have been scheduled, we will address the terms of the exchange offer after conversations with Depomed shareholders. We reserve the right to amend the terms of the exchange offer at that time to reflect current market conditions.

If you have not yet done so, you can still have your voice heard and consent to the calling of the Meetings through submission of the White and Blue proxy cards. There is still time to act. Please return the enclosed Voting Form in the enclosed pre-paid envelope no later than 5:00 p.m. ET on Monday November 23, 2015. We appreciate your consideration and are available to answer any questions you may have.

Horizon Pharma plc

Connaught House, 1st Floor, 1 Burlington Road, Dublin 4, Ireland

OTHER INFORMATION

Forward-Looking Statements

This communication contains forward-looking statements, including, but not limited to, statements related to Horizon Pharma offer to exchange its ordinary shares for all issued and outstanding shares of Depomed’s stock and the potential strategic and financial benefits thereof, the future financial performance and prospects of each of Horizon Pharma and Depomed, Horizon Pharma’s business strategy and plans, and other statements that are not historical facts.

These forward-looking statements are based on Horizon Pharma’s current expectations and inherently involve significant risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks that the conditions to the exchange offer will not be satisfied, Horizon Pharma will ultimately not pursue a transaction with Depomed or Depomed will reject engaging in any transaction with Horizon Pharma; if the conditions of the exchange offer are satisfied and/or a transaction is negotiated between Horizon Pharma and Depomed, risks related to Horizon Pharma’s ability to complete the acquisition on the proposed terms; the possibility that competing offers will be made; risks associated with business combination transactions, such as the risk that the businesses will not be integrated successfully, that such integration may be more difficult, time-consuming or costly than expected or that the expected benefits of the acquisition will not be realized; risks related to future opportunities and plans for the combined company, including uncertainty of the expected financial performance and results of the combined company following completion of the proposed acquisition; disruption from the proposed acquisition, making it more difficult to conduct business as usual or maintain relationships with customers, employees or suppliers; and the possibility that if the combined company does not achieve the perceived benefits of the proposed acquisition as rapidly or to the extent anticipated by financial analysts or investors, the market price of Horizon Pharma’s shares could decline, as well as other risks related to the Horizon Pharma’s and Depomed’s businesses, including the ability to grow sales and revenues from existing products; competition, including potential generic competition; the ability to protect intellectual property and defend patents; regulatory obligations and oversight; and those risks detailed from time-to-time under the caption “Risk Factors” and elsewhere in Horizon Pharma’s and Depomed’s respective filings and reports with the U.S. Securities and Exchange Commission (the “SEC”). Horizon Pharma undertakes no duty or obligation to update any forward-looking statements contained in this communication as a result of new information, except as required by applicable law or regulation.

Additional Information

This communication does not constitute an offer to buy or solicitation of any offer to sell or vote securities and is for informational purposes only. It relates to the offer commenced by Horizon Pharma to exchange each issued and outstanding share of Depomed common stock for 0.95 Horizon Pharma ordinary shares. The offer will be made only through the Tender Offer Statement on Schedule TO or the Prospectus/Offer to Exchange included in the Registration Statement on Form S-4 (including the Letter of Transmittal and related documents and as amended from time to time, the “Exchange Offer Documents”) that Horizon Pharma has filed with the SEC. This communication also relates to a solicitation by Horizon Pharma of Depomed’s shareholders to (i) call two special shareholder meetings (the “Special Meetings”) to consider the principal proposals described in the Special Meetings Solicitation Statement (as defined below) and (ii) vote in favor of the principal proposals described in the Special Meetings Proxy Statements (as defined below) if the two Special Meetings are called and held. On September 8, 2015, Horizon Pharma filed a definitive solicitation statement and accompanying WHITE and BLUE proxy cards with the SEC with respect to the solicitation of proxies to call two related Special Meetings (including any amendments and supplements, the “Special Meetings Solicitation Statement”). On October 13, 2015, Horizon Pharma also filed two preliminary proxy statements and accompanying WHITE and BLUE proxy cards for the two

Connaught House, 1st Floor, 1 Burlington Road, Dublin 4, Ireland

related Special Meetings with the SEC with respect to the solicitation of proxies to vote in favor of the proposals described in the Special Meetings Solicitation Statement (including any amendments and supplements, the “Special Meetings Proxy Statements”). Subject to further developments, Horizon Pharma may file one or more supplements to the Special Meetings Solicitation Statement, one or more amendments and supplements to the Special Meeting Proxy Statements and additional solicitation statements and/or one or more proxy statements or other documents with the SEC in connection with the Special Meetings, and Horizon Pharma (and, if a negotiated transaction is agreed upon, Depomed) may file one or more registration statements, prospectuses, proxy statements, Exchange Offer Documents or other documents with the SEC in connection with the offer or any other proposed transaction involving Horizon Pharma and Depomed. This communication is not a substitute for any solicitation statement, proxy statement or other document filed with the SEC in connection with the Special Meetings or any registration statement, prospectus, proxy statement, Exchange Offer Documents or other documents Horizon Pharma and/or Depomed may file with the SEC in connection with the offer or any other proposed transaction involving Horizon Pharma and Depomed.

If your shares are held by a bank, broker or other nominee, you are considered the beneficial owner of shares held in “street name.” Only your broker or other nominee, as the holder of record of your shares, may submit a WHITE proxy card and/or a BLUE proxy card to join us in calling the Special Meetings, a WHITE proxy card and/or a BLUE proxy card to vote in favor of the proposals described in the Special Meetings Proxy Statements, as applicable, and your bank, broker or other nominee may do so only with your specific instructions to do so. YOUR BANK, BROKER OR OTHER NOMINEE HAS PROVIDED YOU WITH A SINGLE VOTING INSTRUCTION FORM FOR PURPOSES OF VOTING ON THE MATTERS SET FORTH IN BOTH THE WHITE PROXY CARD AND THE BLUE PROXY CARD ACCOMPANYING THE SPECIAL MEETINGS SOLICITATION STATEMENT. PLEASE READ AND FOLLOW SUCH SINGLE VOTING INSTRUCTION FORM CAREFULLY IF YOU WISH TO JOIN US IN CALLING ONE OR BOTH OF THE SPECIAL MEETINGS. PLEASE NOTE THAT THE SINGLE VOTING INSTRUCTION FORM PERMITS BENEFICIAL OWNERS TO “ABSTAIN” FROM VOTING ON THE MATTERS SET FORTH ON THE WHITE AND BLUE PROXY CARDS ACCOMPANYING THE SPECIAL MEETINGS SOLICITATION STATEMENT; IF YOU, AS A BENEFICIAL OWNER SO ABSTAIN ON EITHER OR BOTH PROXY CARDS ACCOMPANYING THE SPECIAL MEETINGS SOLICITATION STATEMENT, YOUR ABSTENTION WILL RESULT IN YOUR SHARES NOT BEING COUNTED TOWARDS OUR OBTAINING THE SPECIAL MEETING PERCENTAGE FOR CALLING THE APPLICABLE SPECIAL MEETING.

INVESTORS AND SECURITY HOLDERS OF HORIZON PHARMA AND DEPOMED ARE URGED TO READ CAREFULLY THE SPECIAL MEETINGS SOLICITATION STATEMENT (INCLUDING ANY AMENDMENTS AND SUPPLEMENTS), THE WHITE AND BLUE PROXY CARDS ACCOMPANYING THE SPECIAL MEETINGS SOLICITATION STATEMENT, THE SPECIAL MEETINGS PROXY STATEMENTS (INCLUDING ANY AMENDMENTS AND SUPPLEMENTS) AND THE WHITE AND BLUE PROXY CARDS ACCOMPANYING THE SPECIAL MEETINGS PROXY STATEMENTS AND OTHER SOLICITATION STATEMENTS, PROXY STATEMENTS AND DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE SPECIAL MEETINGS AND THE EXCHANGE OFFER DOCUMENTS (INCLUDING ANY AMENDMENTS AND SUPPLEMENTS) AND ANY OTHER REGISTRATION STATEMENTS, PROSPECTUSES, PROXY STATEMENTS AND OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE OFFER OR ANY OTHER PROPOSED TRANSACTION INVOLVING HORIZON PHARMA AND DEPOMED WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HORIZON PHARMA, DEPOMED, THE SPECIAL MEETINGS, THE OFFER OR ANY OTHER PROPOSED TRANSACTION INVOLVING HORIZON PHARMA AND DEPOMED, AS APPLICABLE.

Investors and security holders may obtain free copies of the Special Meetings Solicitation Statement, the Special Meetings Proxy Statements, the Exchange Offer Documents and any other related documents (when they are available) filed with the SEC at the SEC’s web site at www.sec.gov or by directing a

Connaught House, 1st Floor, 1 Burlington Road, Dublin 4, Ireland

request to Horizon Pharma’s Investor Relations department at Horizon Pharma, Inc., Attention: Investor Relations, 520 Lake Cook Road, Suite 520, Deerfield, IL 60015 or to Horizon Pharma’s Investor Relations department at 224-383-3400 or by email to investor-relations@horizonpharma.com. Investors and security holders may obtain free copies of the documents filed with the SEC on Horizon Pharma’s website at www.horizonpharma.com under the heading “Investors” and then under the heading “SEC Filings.”

Special Note Regarding Litigation

As described in the Special Meetings Solicitation Statement and the Special Meetings Proxy Statements, Horizon Pharma is currently challenging Depomed’s bylaw-mandated process for calling a special meeting of shareholders as contrary to California law in a judicial proceeding seeking to protect Depomed shareholders’ franchise rights. With that judicial challenge pending, the Special Meetings Solicitation Statement and accompanying WHITE and BLUE proxy cards that have been distributed to Depomed shareholders and the Special Meetings Proxy Statements and accompanying WHITE and BLUE proxy cards that will be distributed to Depomed shareholders reflect Horizon Pharma’s good faith effort to nevertheless comply with what we believe is an onerous process for calling a special meeting of shareholders imposed by the Depomed board of directors. The Superior Court of the State of California, County of Santa Clara, where our judicial challenge is pending, calendared for November 5, 2015 a hearing on a preliminary injunction motion by a subsidiary of Horizon Pharma to enjoin, among other things, the enforcement of Depomed’s bylaws that mandate what we believe to be the onerous process for calling a special meeting of shareholders. The Court subsequently continued the hearing from November 5, 2015 to November 19, 2015. On that same date, the Court is also scheduled to hold a hearing on a preliminary injunction motion by Depomed for its claims against Horizon Pharma and its subsidiary.

Certain Information Regarding Participants

Horizon Pharma and/or Depomed and their respective directors, executive officers and certain other employees and the Horizon Pharma nominees may be deemed participants in the solicitations of proxies in connection with the requests to call the Special Meetings and to vote in favor of the principal proposals described in the Special Meetings Proxy Statements if the Special Meetings are called and held. You can find information about Horizon Pharma’s directors, executive officers and such certain other employees and any individuals Horizon Pharma is seeking to nominate for election to the Depomed board of directors, as described in the Special Meetings Solicitation Statement and the Special Meetings Proxy Statements, in Horizon Pharma’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 27, 2015, Horizon Pharma’s definitive proxy statement filed with the SEC on May 6, 2015, Horizon Pharma’s Current Report on Form 8-K/A filed with the SEC on July 27, 2015, the Special Meetings Solicitation Statement and the Special Meetings Proxy Statements and in such other solicitation statements, proxy statements or other documents that would be filed with the SEC in connection with the Special Meetings. You can find information about Depomed’s directors, executive officers and its employees who are participants in such solicitation in Depomed’s definitive proxy statement filed with the SEC on April 16, 2015, Depomed’s definitive revocation statement filed with the SEC on September 30, 2015 and as may be supplemented from time to time, the Special Meetings Solicitation Statement, the Special Meetings Proxy Statements and in such other solicitation statements, proxy statements or other documents that would be filed with the SEC in connection with the Special Meetings. These documents are available free of charge at the SEC’s web site at www.sec.gov and, with respect to Horizon Pharma, from Investor Relations at Horizon Pharma as described above. Additional information regarding the interests of such potential participants is included in the Special Meetings Solicitation Statement and the Special Meetings Proxy Statements and will be included in one or more registration statements, proxy statements or other documents filed with the SEC if and when they become available.

Connaught House, 1st Floor, 1 Burlington Road, Dublin 4, Ireland